UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☒

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

ORIGIN ENERGY LIMITED

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

New South Wales, Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Origin Energy Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

William Hundy, Company Secretary

Origin Energy Limited

Level 39, AMP Centre, 50 Bridge St

Sydney, NSW, 2000, Australia

(011-61-2-9220-6400)

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on

Behalf of Subject Company)

August 6, 2003

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit	Description
1	Letter to shareholders from Origin Energy Limited dated August 4, 2003 regarding the Share Sale Facility with attached Share Sale Facility Instruction Form and Share Sale Facility Term Sheet.

2	Prospectus relating to the Share Sale Facility, filed by Origin Energy Limited with the Securities and Exchange Commission as part of a registration statement on Form F-3 (File No. 333-103886), which was declared effective on July 31, 2003.

Item 2.	Informational Legends

Not Applicable.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III—CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Origin Energy Limited concurrently with the furnishing of this Form CB.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORIGIN ENERGY LIMITED

By:	/S/ WILLIAM HUNDY

William Hundy
Title:	Company Secretary

Date: August 6, 2003

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